575 Madison Avenue Nw York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Todd J. Emmerman todd.emmerman@kattenlaw.com 212.940.8873 direct 212.940.8776 fax

August 26, 2014

Via Edgar Transmission and Federal Express

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3628
Attention:  Christina Chalk

Re:	Rand Logistics, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed on August 18, 2014
File No. 001-33345

Dear Ms. Chalk:

Set forth below is the response of Rand Logistics, Inc. (the “Company”), to the comments of the staff of the Securities and Exchange Commission contained in the letter dated August 25, 2014.  For your convenience and to facilitate your review, we have set forth herein each comment of the staff contained in the comment letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to the Company.  Page references in the responses are to the amended Proxy Statement.

Preliminary Proxy Statement

Background of the Solicitation, page 4

1.
Refer to your revised disclosure in the fourth paragraph on page 5. Please clarify whether the offer made in the August 11 telephonic meeting by Mr. Lundin to Mr. Evans (whereby Mr. Evans was offered a seat on the Company’s Board of Directors) is still open. Please also disclose how the company responded to the conditions articulated by Evans.

AUSTIN        CENTURY CITY        CHARLOTTE        CHICAGO        HOUSTON        IRVING        LOS ANGELES

NEW YORK        ORANGE COUNTY        SAN FRANCISCO BAY AREA        SHANGHAI        WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

United States Securities and Exchange Commission
August 26, 2014

Response:

We have revised the Proxy Statement to clarify that such offer is no longer open and to disclose how the Company responded to such conditions.

2.	See our last comment above. Given that you recently offered Mr. Evans a seat on the Board, clarify why you are currently opposing his election.

Response:

We have revised the Proxy Statement to clarify why we are opposing Mr. Evans’ election.

3.
We note your revised disclosure in the second full paragraph on page 6. To the extent not discussed in the last two paragraphs on page 6 and on page 7, please quantify the key operational metrics you reference and briefly discuss how you “have meaningfully improved” them.

Response:

The key operational metrics that we referenced, and the quantification of such metrics, are set forth in the final two paragraphs on page 6 and the first paragraph on page 7.

4.
We note your revised disclosure in the third paragraph of page 6. Please briefly explain why adding a Chief Operating Officer with extensive shipping knowledge would potentially “confuse the managerial communication lines and authority” in light of the recent changes in management you describe in preceding paragraphs .

Response:

We have revised the Proxy Statement to explain why the addition of a Chief Operating Officer would confuse managerial communication lines and authority.

United States Securities and Exchange Commission
August 26, 2014

5.	We note your response to prior comment 7. Please briefly explain what you mean by “non-duplicatable asset portfolio.”.

Response:

We have revised the Proxy Statement to explain why we believe that our asset portfolio is non-duplicatable.

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If you have any questions regarding any of our responses, please feel free to call me (212) 940-8873.

Sincerely yours,

/s/ Todd J. Emmerman

Todd J. Emmerman